


06013278

RECEIVED
2006 MAY 10 A 9: 09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 3, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS-CP 059/2006**

    Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in April 2006

    Date: May 3, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAY 1 1 2006
THOMSON
FINANCIAL

06 05/10

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 3, 2006

RECEIVED

AIS-CP 059/2006

May 3, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in April 2006.

To: The President
        The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	14,000,000	8,467,200	8,999,500
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	45.324	40.985	87.816
Exercise Ratio (warrant : common share)	1 : 1.05843		1 : 1.04525
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III) in April as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	10,000	30,000	-
No. of remaining unexercised warrants (units)	1,805,500	3,909,500	8,254,600
No. of shares derived from this exercise (shares)	10,584	31,752	-
No. of remaining shares reserved for warrants (shares) *	1,925,492	4,141,134	8,634,715

* The 2006 Annual General Meeting of Shareholders approved the allotment of additional shares to reserve the exercised ESOP.